LabStyle Innovations Corp.

9 Halamish Street

Caesarea Industrial Park

3088900, Israel

September 30, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Amanda Ravitz, Assistant Director

Re:	LabStyle Innovations Corp.

Registration Statement on Form S-1

Filed September 21, 2015

File No. 333-207066

Ladies and Gentlemen:

LabStyle Innovations Corp. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on October 2, 2015, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 30, 2015

The Company understands that the Commission will consider this request for acceleration of the effective date of this above-referenced registration statement as a confirmation of the fact that the Company is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above referenced registration statement.

Sincerely,

LabStyle Innovations Corp.

By: /s/ Erez Raphael
Name: Erez Raphael
Title: Chief Executive Officer

cc:	Tim Buchmiller

Oded Har-Even

Robert V. Condon III